Exhibit 99.1

Vantage Corp Announces Full Exercise of Underwriters’ Over-Allotment Option in Connection with its Initial Public Offering

SINGAPORE – June 18, 2025 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, announced today that the underwriter of its initial public offering (the “Offering”) has fully exercised their over-allotment options to purchase an additional 487,500 Class A Ordinary Shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $1,950,000.

After giving effect to the exercise of the over-allotment option, the total number of shares sold by Vantage in the Offering increased to 3,737,500 Class A Ordinary Shares and the total gross proceeds from the Offering increased to $14,950,000, prior to deducting underwriting discounts and other offering expenses. The option closing date was June 18, 2025.

The Company’s Class A Ordinary Shares began trading on the NYSE American on June 12, 2025, under the symbol “VNTG”.

Network 1 Financial Securities, Inc., a full-service broker/dealer, acted as the sole managing underwriter and bookrunner for the Offering. Loeb & Loeb LLP acted as legal counsel to Vantage Corp and Hunter Taubman Fischer & Li LLC acted as legal counsel to Network 1 Financial Securities, Inc. for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-282566), relating to the shares being sold in the Offering initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2024, and was declared effective by the SEC on June 11, 2025. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering has been filed with the SEC on June 13, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained from Network 1 Financial Securities, Inc., The Galleria, 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the intended use of the proceeds. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal ink between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. The Company currently operates in Singapore and Dubai. For more information, visit https://www.vantageshipbrokers.com/.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com